Via Facsimile and U.S. Mail
Mail Stop 4720

April 23, 2010

Mr. Mark E. Reese
Senior Vice President and Chief Financial Officer
EMC Insurance Group Inc.
717 Mulberry Street
Des Moines, Iowa   50309

Re: EMC Insurance Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 13, 2009
File No. 000-10956

Dear Mr. Reese:

We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief